

July 25, 2011

<u>Via Facsimile</u>
Mr. Paul E. Martin
Chief Financial Officer
Perficient, Inc.
520 Maryville Centre Drive, Suite 400
Saint Louis, Missouri 63141

> **Re: Perficient, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 5, 2011**
> **File No. 001-15169**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Gross Margin, page 22

1.   We note that an element of the company's strategy is to continue leveraging the company's offshore capabilities to support growth and provide customers with flexible options for project delivery. We note management's indication in the company's Q4

2010 earnings conference call that 30% or more of revenues are leveraging offshore resources and that such use allows the company to generate better margins. Please tell us how you considered disclosing the impact of leveraging offshore resources on the company's service margins, the extent to which offshore resources have been used during the periods, and any known trends or uncertainties with respect to the company's use of offshore resources and the related impact on results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III. B.3 of SEC Release 33-8350.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 5

2.   We note disclosure in your Form 10-K indicating that the company has introduced maintenance and support offerings for applications. Please describe for us the nature and terms of these offerings and your related revenue recognition policies. In addition, describe for us the nature of hardware offerings and tell us whether the adoption of the guidance of ASU 2009-14 resulted in any hardware previously within the scope of the software revenue recognition guidance to now be scoped out of ASC 985-605.

3.   As a related matter, tell us how you considered the disclosure requirements in paragraphs ASC 605-25-50-2 and 65-1(c) with respect to your multiple element arrangements.

Q4 2010 Earnings Conference Call, March 3, 2011

4.   We note that on your earnings call with analysts, management makes reference to cash earnings per share. We note similar public disclosure in the company's Q1 2011 earnings conference call and in the May 2011 Investor Relations Slide Deck. Please tell us how you considered the prohibition in Item 100(b) of Regulation G considering the problems associated with this measure previously articulated by the Commission in Accounting Series Release No. 142 and the related "high risk of materially misleading investors."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief